UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

GEOGLOBAL RESOURCES INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

37249T109

(CUSIP Number)

The Israel Land Development Company – Energy Ltd.
2 Shenkar Street
Tel-Aviv, Israel
 +972 (3) 796-2246
Attn: Ohad Marani, Chief Executive Officer

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON The Israel Land Development Company – Energy Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF	7	SOLE VOTING POWER 16,466,639
SHARES
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 24,008,201
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER 16,466,639

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,474,840

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.8%

14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

Item 1. Security and Issuer

The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the “Shares”), of GeoGlobal Resources Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at Suite #200, 625 – 4th Avenue SW, Calgary, Alberta, Canada T2P 3S9.

Item 2. Identity and Background

The Israel Land Development Company – Energy Ltd. (“ILDE”), a company incorporated in Israel and having its principal place of business at 2 Shenkar Street Tel-Aviv, Israel, engages in exploration of oil and gas. ILDE holds (through its fully owned subsidiaries) a 41.57% participating interest in the Company’s two Israeli licenses, known as the (347) Myra and (348) Sara licenses (the “Licenses”), in which the Company holds a 5% participating interest and is the operator. ILDE is a subsidiary of The Israel Land Development Co. (“ILDC”) which holds a 5% participating interest in the Licenses.

During the last five years, ILDE has not been convicted in a criminal proceeding. During the last five years, ILDE was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of the funds was form working capital for a total consideration of $3.9 million.

Item 4. Purpose of Transaction

The primary purpose of this transaction is ILDE’s desires to own a controlling stake in the Company, not through merger, but through negotiated strategic investment.

Pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”), dated November 21, 2011, the Company agreed to cause one director then serving on the Board of Directors of the Company (the “Company Board”) to resign from the Company Board and the Company has agreed, acting through the Company Board, to appoint one individual selected by ILDE to fill the vacancy.  Thereafter, for so long as ILDE and its affiliates hold at least 16% of the issued and outstanding shares of common stock, the Company will take such action as is necessary to nominate one individual selected by ILDE to serve on the Company Board.

Further, under the terms of a Securities Purchase and Exchange Agreement (the “Securities Purchase and Exchange Agreement”), subject to the approval of the stockholders of the Company and certain conditions, the Company agreed to issue to ILDE 32,740,479 shares of common stock and 16,466,639 warrants to purchase shares of common stock (“Warrants”) in exchange for the issuance by ILDE of 28,402,262 ordinary shares of ILDE (the “ILDE Ordinary Shares”) to the Company (the “Share Exchange” and the closing of the Share Exchange is referred to herein as the “Share Exchange Closing”).  In addition, the Company agreed to grant ILDE the right, exercisable in whole or in part from time to time following receipt of the Stockholder Approval (as defined below) and through July 31, 2012, to subscribe for and purchase from the Company up to 16,466,639 units (“Units”), with each Unit consisting of (i) one share of common stock and (ii) one Warrant.  The purchase price per Unit is $0.24 (subject to customary anti-dilution adjustments).  The Warrants to be issued at the Share Exchange Closing and the Warrants underlying the Units have an exercise price of US$0.30 (subject to customary anti-dilution adjustments) and may be exercised for a period of 12 months following the date that is six months after the date of applicable issue.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, ILDE is the beneficial owner of 40,474,840 Shares.  This number represents approximately 40% of the issued and outstanding Shares, based on 99,213,572 shares issued and outstanding as of November 25, 2011.

(b) ILDE has the sole power to vote or to direct the vote of 16,466,639 Shares held by it and has the sole power to dispose or to direct the disposition of those 16,466,639 Shares.  In addition, ILDE has the sole power to direct the vote of 22,419,991 Shares of Jean Paul Roy and 1,588,210 Shares of certain stockholders but only as to the approval of the Securities and Exchange Agreement as described more fully below in Item 6.

 (c) On November 21, 2011 ILDE, pursuant to a Stock Purchase Agreement with the Company, purchased16,466,639 Shares for $0.24 per Share.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stock Purchase Agreement

Under the terms of the Stock Purchase Agreement, the Company issued 16,466,639 Shares, of the Company to ILDE representing 19.9% of the issued and outstanding Shares prior to the issuance for total consideration of $3.9 million.

Securities Purchase and Exchange Agreement

Under the terms of the Securities Purchase and Exchange Agreement, subject to the approval of the stockholders of the Company and certain conditions, the Company agreed to issue to ILDE 32,740,479 Shares and 16,466,639 Warrants to purchase Shares in exchange for the issuance of the ILDE Ordinary Shares.  In addition, the Company agreed to grant ILDE the right, exercisable in whole or in part from time to time following receipt of the stockholder approval and through July 31, 2012, to subscribe for and purchase from the Company up to 16,466,639 Units, with each Unit consisting of (i) one share of common stock and (ii) one Warrant.  The purchase price per Unit is $0.24 (subject to customary anti-dilution adjustments).  The Warrants to be issued at the Share Exchange Closing and the Warrants underlying the Units have an exercise price of US$0.30 (subject to customary anti-dilution adjustments) and may be exercised for a period of 12 months following the date that is six months after the date of applicable issue.

Supporting Agreements

The Company and ILDE also entered into a voting agreement with Jean Paul Roy, a director and stockholder of the Company who holds 22,419,991 Shares as of November 21, 2011, pursuant to which Jean Paul Roy has agreed to vote all of the Shares beneficially owned by him in favor of the stockholder approval.  In addition, certain other stockholders of the Company, together holding 1,588,210 Shares, have executed proxies in favor of ILDE, pursuant to which ILDE is permitted to vote all of such Shares in favor of the stockholder approval.

Item 7. Material to be Filed as Exhibits

Exhibit 10.01 Stock Purchase Agreement, dated November 21, 2011 between ILDE and the Company.

Exhibit 10.02 Securities Purchase and Exchange Agreement, dated November 21, 2011, between ILDE and the Company.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2011

/s/Yosef Meir
Yosef Meir
Director
The Israel Land Development Company – Energy Ltd.